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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM N-54C

   NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF
                       THE INVESTMENT COMPANY ACT OF 1940

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     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                         GLOBAL BEVERAGE SOLUTIONS, INC.
                ------------------------------------------------
                                (Name of Company)

                       2 South University Drive, Suite 220
                            Plantation, Florida 33324
                           --------------------------
                      Address of Principal Business Office
                  (Number and Street, City, State and Zip Code)

                                 (954) 473-0850
                           --------------------------
                     Telephone Number (including area code)

                                    000-28027
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              File Number under the Securities Exchange Act of 1934

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Basis for filing the notification of withdrawal:

     Global Beverage Solutions, Inc. (the "Company") has changed the nature of its business so as to cease to be a business development company ("BDC"). As noted in the Company's Definitive Information Statement filed with the Securities and Exchange Commission on October 2, 2007, a majority of the voting power of the Company's outstanding common stock has voted to approve the recommendation of the board of directors of the Company (the "Board of Directors") to authorize the Board of Directors to withdraw the Company's election to be regulated as a BDC.

     The Company intends to pursue a business model whereby it would acquire majority ownership stakes in beverage-related companies. In this regard, the Company would remain active in the imported bottled water category and alternative or "New Age" beverage category (such as mildly flavored water, fruit drinks, sports and energy drinks, soy-based beverages and other non-conventional beverages) through its two wholly owned entities: Aqua Maestro, Inc. and Beverage Network of Maryland, Inc.

     Under its new business model, the Company will at all times conduct its activities in such a way that it will not be deemed an "investment company" subject to regulation under the Investment Company Act of 1940. Thus, the Company will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Company will conduct its business in such a manner as to ensure that it will at no time own or propose to acquire investment securities having a value exceeding 40 percent of the Company's total assets at any one time.


                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Plantation, Florida on the 2nd day of January, 2008.


                                    GLOBAL BEVERAGE SOLUTIONS, INC.

                                    By:  /s/ Jerry Pearring
                                       -----------------------------------------
                                       Name:  Jerry Pearring
                                       Title: President, Chief Executive Officer
                                              and Director


Attest:  /s/ Brett Spitalny
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         Name: Brett Spitalny
         Title:  Chief Operating Officer